UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

File No. 1-31577 - CF# 22690

Inspire Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to Form 8-K filed on December 9, 2003, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to Form 8-K filed on July 1, 2004.

Based on representations by Inspire Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2 to Form 8-K filed December 9, 2003   through October 15, 2013
Exhibit 10.1 to Form 8-K filed July 1, 2004   through October 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel